UNITED STATES                               OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION              OMB Number:  3235-0145
      Washington, D.C. 20549                    Expires:  December 31, 2005
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                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)



                             CE Franklin Ltd.
_____________________________________________________________________________
                             (Name of Issuer)


                               Common Stock
_____________________________________________________________________________
                      (Title of Class of Securities)


                                 125151100
_____________________________________________________________________________
                              (CUSIP Number)


                               July 8, 2005
_____________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13G
CUSIP NO. 125151100


     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Westcliff Capital Management, LLC
          EIN 77-0435868

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  ______

          (b)  ______

     3.   SEC Use Only

     4.   Citizenship or Place of Organization                     California

Number of    5.   Sole Voting Power        2,042,600
Shares
Beneficially 6.   Shared Voting Power      -0-
Owned by
Each         7.   Sole Dispositive Power   2,042,600
Reporting
Person With  8.   Shared Dispositive Power -0-

     9.   Aggregate Amount Beneficially Owned by Each Reporting
          Person                                                    2,042,600

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)                                           ______

     11.  Percent of Class Represented by Amount in Row (9)             11.9%

     12.  Type of Reporting Person (See Instructions)

          IA
          _____

          _____

          _____

Schedule 13G
CUSIP NO. 125151100


     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Richard S. Spencer III

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  _____

          (b)  _____

     3.   SEC Use Only

     4.   Citizenship or Place of Organization                  United States

Number of    5.   Sole Voting Power        2,042,600
Shares
Beneficially 6.   Shared Voting Power      -0-
Owned by
Each         7.   Sole Dispositive Power   2,042,600
Reporting
Person With  8.   Shared Dispositive Power -0-

     9.   Aggregate Amount Beneficially Owned by Each Reporting
          Person                                                    2,042,600

     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)                                           ______

     11.  Percent of Class Represented by Amount in Row (9)             11.9%

     12.  Type of Reporting Person (See Instructions)

             HC
             ____

             IN
             ____

             ____

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Schedule 13G
CUSIP NO. 125151100

Item 1.

     (a)  Name of Issuer

          CE Franklin Ltd.

     (b)  Address of Issuer's Principal Executive Offices

          300 5th Avenue, S.W., Suite 1900
          Calgary, Alberta
          Canada T2P 3C4

Item 2.

     (a)  The names of the persons filing this statement are:

          Westcliff Capital Management, LLC ("Westcliff LLC") and Richard S. Spencer III ("Spencer," and collectively, the "Filers")

     (b)  The principal business office of the Filers is located at:

          200 Seventh Avenue, Suite 105, Santa Cruz, California  95062

     (c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

     (d) This statement relates to shares of common stock of the Issuer (the "Stock").

     (e)  The CUSIP number of the Issuer is:  125151100

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [X] An investment adviser in accordance with section
              240.13d-1(b)(1)(ii)(E).

     (f)  [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

     (g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

Schedule 13G
CUSIP NO. 125151100

     (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

     Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that either Westcliff LLC or Spencer is, for any purpose, the beneficial owner of any of the Stock, and Westcliff LLC and Spencer disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following        [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Westcliff LLC is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Spencer is the manager of Westcliff LLC. No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Westcliff LLC is a registered investment adviser. Spencer is manager of Westcliff LLC.

Item 9.   Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of

Schedule 13G
CUSIP NO. 125151100


the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    July 14, 2005


WESTCLIFF CAPITAL MANAGEMENT, LLC


By:  /s/                                    /s/
   ___________________________________     __________________________________
   Richard S. Spencer III                  Richard S. Spencer III
   Manager































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